UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – 2Q12 Results” dated on July 25, 2012.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	July 25, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director



Results

January – June / 2012

COMBINING ACCELERATED GROWTH IN MOBILE REVENUE AND INCREASED RATIONALITY IN SELLING EXPENSES, TELEFÔNICA BRASIL RECORDED EBITDA MARGIN OF 37.5% IN 2Q12.

HIGHLIGHTS

Annual growth of 18% in mobile accesses.

Consolidation of our leadership in postpaid accesses.

Leading IDA for fixed-line services in April 2012 as a result of quality strengthening and rebranding.

Accelerated growth of the Mobile Services Revenue (+10.9% y-o-y).

EBITDA margin of 37.5% in 2Q12 is affected by non-recurrent events.

- **Total accesses** reached 90.9 million in 2Q12 (+14.5% y-o-y), 75.7 million of which in the mobile business (+18.2% y-o-y) and 15.1 million in the fixed-line business (-0.9% y-o-y);
- Growth in **net additions in the mobile business,** which totaled 936 thousand net additions in the quarter. Excluding additional disconnected lines of prepaid customers, the growth was 27.6%;
- In the mobile market, the **market share** totaled 29.6% (+0.1 p.p. y-o-y), even considering the additional disconnected lines of 1.6 million prepaid accesses in the quarter;
- We increased our leadership in the postpaid market, recording 36.6% market share (+0.5 p.p. y-o-y). Considering only the number of **modems** and according to the data published by Anatel in June, 49.2% of Brazilian customers are from Vivo. **Fixed broadband** accesses moved up by 7.1% y-o-y to 3.7 million accesses;
- **Corporate business** continued to expand, recording, in 2Q12, annual growth of net additions of 36% in fixed voice, 20% in broadband and 71% in mobile accesses;
- The launching of Vivo brand for fixed-line services in April, and the operation quality strengthening already result in **major increase in customer satisfaction** with voice services, broadband and Pay TV.
- Consolidation of the Company as a leader in **quality**, turning Telefônica Brasil into a leader in the IDA (Service Performance Index ascertained by Anatel) for the STFC services in April 2012 and maintaining superiority in mobile IDA, associated with lower level of complaints;
- **Net service revenues** of R$8,075.0 million in 2Q12 represents annual growth of 1.0%, affected by regulatory changes which reduced growth by around 2 p.p.;
- **Mobile Services Revenue** maintained its high annual growth, recording a positive variation of 10.9% (+13.8% without the MTR impact), driven by the **Data and VAS revenue**, which recorded annual growth of 21.0% in 2Q12;
- **Operating costs** decreased in 2Q12 (-0.9% y-o-y), through an efficient cost control with a lower growth in comparison with the revenues evolution, reversing the trend seen in recent quarters. This was possible due to the acceleration on the synergy capturing process, reasonable commercial strategy and non-recurrent events;
- The **EBITDA** reached R$3,092.9 million in the quarter. The annual evolution is affected by both positive and negative non-recurring events, generating a positive net effect of R$361.6 million in 2Q12. Additionally, with the MTR reduction, there was an impact already foreseen in the EBITDA of -R$68.4 million;
- **EBITDA Margin** of 37.5% in the quarter (+0.4 p.p. y-o-y);
- **Cash flow after investment activities** reached R$1,678.7 million in the semester, +7.5% y-o-y.

Notes: (1) y-o-y: 12 month change and (2) q-o-q: change over the previous quarter.

HIGHLIGHTS

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Net Operating Revenues	8,243.5	8,314.3	(0.9)	8,260.9	(0.2)	16,557.8	16,278.4	1.7
Net Operating Services Revenues	8,075.0	8,132.9	(0.7)	7,999.0	1.0	16,207.9	15,712.5	3.2
Net operating mobile services revenues	4,959.7	4,924.2	0.7	4,470.4	10.9	9,883.9	8,837.6	11.8
Net operating fixed revenues	3,115.3	3,208.7	(2.9)	3,528.5	(11.7)	6,324.0	6,874.9	(8.0)
Net handset revenues	168.5	181.4	(7.1)	261.9	(35.7)	349.9	565.9	(38.2)
Operating costs	(5,150.6)	(5,467.0)	(5.8)	(5,198.2)	(0.9)	(10,617.6)	(10,375.8)	2.3
EBITDA	3,092.9	2,847.3	8.6	3,062.7	1.0	5,940.2	5,902.6	0.6
EBITDA Margin %	37.5%	34.2%	3.3 p.p.	37.1%	0.4 p.p.	35.9%	36.3%	(0.4) p.p.
Net income	1,085.5	956.6	13.5	1,149.4	(5.6)	2,042.1	2,277.9	(10.4)
Capex	1,143.5	1,164.6	(1.8)	1,849.4	(38.2)	2,308.1	2,562.3	(9.9)
Total number of accesses (thousand)	90,858	90,036	0.9	79,331	14.5	90,858	79,331	14.5
Mobile accesses	75,720	74,784	1.3	64,049	18.2	75,720	64,049	18.2
Fixed accesses	15,138	15,252	(0.7)	15,282	(0.9)	15,138	15,282	(0.9)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the second quarter of 2012, presented in accordance with International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 6M11 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The results of the following direct and indirect subsidiaries are consolidated in the Company's statements: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

MOBILE BUSINESS

OPERATING PERFORMANCE

Thousand	2Q12	1Q12	Δ%	2Q11	Δ%	1H12	1H11	Δ%
Mobile accesses	75,720	74,784	1.3	64,049	18.2	75,720	64,049	18.2
Postpaid	17,177	16,621	3.3	14,239	20.6	17,177	14,239	20.6
Prepaid	58,542	58,163	0.7	49,810	17.5	58,542	49,810	17.5
Market Share (*)	29.6%	29.8%	(0.3) p.p.	29.5%	0.1 p.p.	29.6%	29.5%	0.1 p.p.
Postpaid	36.6%	36.5%	0.2 p.p.	36.1%	0.5 p.p.	36.6%	36.1%	0.5 p.p.
Mobile broadband (modem only)	49.2%	n.d.	n.d.	n.d.	n.d.	n.d.	n.d.	n.d.
Net additions	936	3,230	(71.0)	1,988	(52.9)	4,166	3,757	10.9
Market Share of net additions (*)	17.6%	37.6%	(19.9) p.p.	29.1%	(11.4) p.p.	30.0%	26.1%	3.9 p.p.
Market penetration	130.4%	128.0%	2.4 p.p.	111.5%	18.8 p.p.	130.4%	111.5%	18.8 p.p.
Monthly churn	3.8%	2.5%	1.3 p.p.	2.8%	1.0 p.p.	3.2%	2.8%	0.4 p.p.
ARPU (R$/month)	21.9	22.4	(2.0)	23.6	(7.0)	22.2	23.7	(6.7)
Voice ARPU	15.9	16.4	(3.2)	17.7	(10.4)	16.2	18.1	(10.6)
Data ARPU	6.0	6.0	(0.3)	5.9	1.3	6.0	5.6	7.8
Total traffic (minutes million) (**)	26,202	25,125	4.3	22,388	17.0	51,328	43,281	18.6

(*) source: Anatel
(**) retroactively adjusted due to systemic rereading.

New portfolio increases the attractiveness and helps capturing new customers, reflected in the market share increase.

The number of modems increases 24% y-o-y.

- **Total accesses** increased by 18.2% over 2Q11, closing the quarter with 75,720 thousand accesses.
- **Market share** remained stable by reaching 29.6% (+0.1 p.p. y-o-y), due to the disconnection of 1.6 million prepaid inactive customers during the quarter, also reflected in the **churn** growth (+1.0 p.p. y-o-y).
- In the quarter, two competitors reclassified devices from voice to data. As a result, the comparison basis was affected. Excluding this effect, the estimated **broadband market share** of Vivo, which involves modem and M2M devices, would be 45.3% in the quarter (+2.8 p.p. y-o-y), due to the increase in the number of modems (+24.2% y-o-y).
- Considering only the number of **modems** and according to the data published by Anatel in June, 49.2% of Brazilian customers are from Vivo, which also reflects the quality of our data base, composed mostly by subscribers with the higher revenue per user.
- **Total net additions** reached 936 thousand accesses and a market share of net additions of 17.6%.
- **ARPU** reached R$21.9, a drop of 7.0% in the y-o-y comparison, due to the increased number of prepaid customers and control plans in comparison with the same period of the previous year, and due to the reduction in MTR. Excluding the mentioned regulatory impact, the ARPU would record a reduction of 4.6% in the quarter, whose performance is still above market historic index.
- **Total traffic** grew by 17% over 2Q11, mainly driven by the increase of mobile-mobile on-net local and long distance traffic. Outgoing on-net traffic recorded similar growth for prepaid (+18% y-o-y) and postpaid customers (+19% y-o-y), evidencing the effectiveness of our campaigns.

Volume of recharges was 24% higher than 2Q11.

- The **recharge** business is worthy of mention, having recorded a strong growth in the quarter (+23.9% y-o-y), even in a challenging scenario under the competitive and economic landscape.

Evolution of recharge


23.9%
1.4%
2Q11
1Q12
2Q12

NET OPERATING REVENUES

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Net operating mobile revenues	5,128.2	5,105.5	0.4	4,732.4	8.4	10,233.7	9,403.5	8.8
Net service revenues	4,959.7	4,924.2	0.7	4,470.4	10.9	9,883.9	8,837.6	11.8
Access and Usage	2,650.5	2,599.8	1.9	2,300.8	15.2	5,250.3	4,623.4	13.6
Network usage	942.3	985.4	(4.4)	1,037.0	(9.1)	1,927.7	2,098.4	(8.1)
Data Revenues plus VAS	1,351.1	1,318.3	2.5	1,116.8	21.0	2,669.4	2,101.1	27.0
Messaging P2P	465.5	446.4	4.3	361.0	28.9	911.9	682.1	33.7
Internet	674.5	663.7	1.6	582.5	15.8	1,338.2	1,114.9	20.0
Other Data Revenues plus VAS	211.1	208.1	1.4	173.3	21.8	419.3	304.1	37.9
Other services	15.8	20.7	(23.5)	15.8	0.2	36.5	14.7	147.4
Net handset revenues	168.5	181.4	(7.1)	261.9	(35.7)	349.9	565.9	(38.2)

Note: In order to better reflect the performance of the integrated Company, revenues are presented after intercompany. Additionally, the Mobile Net Revenue considers the allocation of long distance revenue according to origin.

Net service revenues in the quarter recorded an accelerated growth of 10.9% y-o-y, driven by the access and usage, data and internet services consumption, even though affected by the regulatory impacts of the MTR reduction. Excluding this effect, the mobile net service revenue would be 13.8% higher in comparison with 2Q11.

Mobile Net Service Revenues
(yoy)


13.8%
13.8%
10.3%
12.0%
13.9%
12.8%
10.9%
2Q11
3Q11
4Q11
1Q12
2Q12

Adoption of "Vivo Sempre" and "Vivo Ilimitado" offers have driven voice services revenue.

Access and usage revenues increased by 15.2% y-o-y, driven by the great adoption of the "Vivo Sempre" and "Vivo Ilimitado" offers and by the strong growth in the customer base.

Network usage (interconnection) revenues decreased by 9.1% in comparison to 2Q11 and by 4.4% q-o-q, due to the reduction in the MTR starting from February. Excluding said effect, the network usage revenue would record a growth of 3.3%, confirming the positive elasticity in the traffic due to the MTR reduction.

Data and VAS revenues accounted for 27% of mobile net service revenues.

Data and VAS (Value Added Services) revenues continued to record a strong growth of 21.0% over 2Q11, driven by the customer growth with data plans or packages, which increased 95% y-o-y, besides the higher usage of SMS.

Data and VAS revenues accounted for 27.2% of mobile net service revenues in the quarter, 2.3 p.p. up on the same period last year. Considering outgoing revenue only, data and VAS would represent 33.6% in the second quarter of 2012.

SMS revenues increased by 28.9% y-o-y, maintaining the growth achieved in previous quarters, driven by unlimited packages for postpaid and higher penetration of data for prepaid customers.

Mobile internet revenues increased by 15.8% in comparison to 2Q11 and 1.6% in relation to 1Q12, accounting for 49.9% of total data revenues in the quarter, driven by the increase in sales of modems and smartphones with plans and packages to prepaid customers.

Other Data and VAS Revenues increased by 21.8% y-o-y, due to the performance of interactive services based on SMS (P2A) and download of apps and contents. In addition, we highlight the service of "Vivo Som Chamada", "Vivo Segurança Online" and the e-learning platform "Kantoo".

The annual decrease of 35.7% of **net handset revenues** is mainly explained by reasonable commercial and operational strategy, aiming direct supplies from handset manufacturers to resellers, making the supply chain and subsidies even more efficient. Besides this effect, the increase of net handset revenues is explained by higher sales of naked SIM Cards' and by the implementation of the 1800 MHz band, which allows the usage of our SIM Cards in any device and region of the country.

FIXED-LINE BUSINESS

OPERATING PERFORMANCE

Thousand	2Q12	1Q12	Δ%	2Q11	Δ%
Fixed voice	10,771	10,884	(1.0)	11,130	(3.2)
Residential	7,329	7,486	(2.1)	7,740	(5.3)
Corporate	2,842	2,799	1.6	2,736	3.9
Others (*)	599	600	(0.1)	654	(8.4)
Fixed broadband	3,717	3,685	0.9	3,470	7.1
Pay TV	650	683	(4.7)	682	(4.6)
Fixed accesses	15,138	15,252	(0.7)	15,282	(0.9)
% broadband over fixed voice accesses	34.5%	33.9%	0.7 p.p.	31.2%	3.3 p.p.

(*) Includes public lines, internaly used lines and test lines.

35% of fixed-line customers with broadband services.

Fiber access customers reached around 90 thousand by the end of June/12.

- **Fixed-line accesses** recorded a slight reduction over the same period last year totaling 15,138 thousand accesses in 2Q12. Important to point out the change in the service mix, with a substantial increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 31.2% in 2Q11 to 34.5% in 2Q12.
- **Fixed broadband** accesses increased by 7.1% y-o-y, closing at 3,717 thousand in 2Q12, also by the focus placed on Vivo Fiber customers, whose accesses reached around 90 thousand in the quarter.
- **Fixed voice** accesses closed the quarter at 10,771 thousand, representing a drop of 3.2% in the year, despite the increase of 3.9% in corporate accesses in the quarter.
- **Pay TV** accesses recorded a reduction of 4.6% y-o-y, recording 650 thousand in the quarter. Such performance shows the reduction in the business activity of this service, estimated to occur until the launching of the new TV platform in the second semester of this year.

NET OPERATING REVENUES

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Net operating fixed revenues	3,115.3	3,208.7	(2.9)	3,528.5	(11.7)	6,324.0	6,874.9	(8.0)
Fixed voice and accesses	1,725.4	1,803.6	(4.3)	2,078.9	(17.0)	3,529.0	4,191.9	(15.8)
Interconnection	113.2	118.7	(4.6)	117.0	(3.2)	231.9	233.8	(0.8)
Data transmission	886.9	892.2	(0.6)	867.4	2.2	1,779.1	1,674.5	6.2
Pay TV	150.7	157.7	(4.4)	188.7	(20.2)	308.4	297.2	3.8
Other services	239.1	236.6	1.1	276.5	(13.5)	475.7	477.5	(0.4)

Note: In order to better reflect the performance of the integrated company, revenues are presented after intercompany. Additionally, the Net operating fixed revenue considers the allocation of long distance revenue according to origin and the allocation of revenues arising from FWT solution (Vivo Fixo and Vivo Box).

Fixed-line net revenues reduced by 11.7% in the year. Such evolution is impacted by regulatory effects, revenue seasonability, mainly with corporate service and merger of TVA beginning 2Q11.

Voice and accesses revenues decreased by 17.0% in relation to 2Q11, mainly due to the drop in the traffic originated by fixed-line, the lower customer base and the reduction in the fixed-mobile rates as of February 24th. Excluding said regulatory impact, voice and accesses revenue would record a reduction of 14.8% in the quarter.

Network usage revenues were 3.2% lower than in 2Q11.

Data revenues already reached 28.5% of the net fixed revenue.

Data revenues increased by 2.2% in relation to 2Q11, a lower growth than in previous quarters due to the increasingly competitive environment. This positive evolution was due especially to the growth in accesses in Vivo Fiber and Cable, besides the evolution of the corporate business.

It is important to point out the growth in data revenues over the total fixed revenues, climbing from 24.6% in the 2Q11 to 28.5% in the 2Q12.

In 2Q12, **Pay TV** revenues recorded drop of 20.2% y-o-y and of 4.4% in relation to 1Q12. Such performance reflects the reduction in the commercial activity for this service, due to the launching of the new TV platform in the second semester of this year. However, normalizing the effect of TVA in 2Q11, pay TV revenues would record a reduction of 16.2 p.p. lower in relation to 2Q11.

Other Revenues decreased by 13.5% in relation to 2Q11, primarily due to the strong seasonality recorded in the corporate business that increases the comparison basis. As a consequence of the intense rain period in the State of São Paulo during 1Q11, the focus in the period was on maintenance, which resulted in a concentration of requests in 2Q11.

CONSOLIDATED OPERATING COSTS

OPERATING COSTS

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Operating costs	(5,150.6)	(5,467.0)	(5.8)	(5,198.2)	(0.9)	(10,617.6)	(10,375.8)	2.3
Personnel	(544.1)	(713.7)	(23.8)	(555.2)	(2.0)	(1,257.8)	(1,096.3)	14.7
Costs of services rendered	(2,327.4)	(2,670.7)	(12.9)	(2,513.8)	(7.4)	(4,998.1)	(5,014.1)	(0.3)
Interconnection	(991.5)	(1,068.8)	(7.2)	(1,135.2)	(12.7)	(2,060.3)	(2,238.7)	(8.0)
Taxes and contributions	(453.4)	(512.8)	(11.6)	(421.1)	7.7	(966.2)	(829.3)	16.5
Third-party services	(788.2)	(760.2)	3.7	(686.0)	14.9	(1,548.4)	(1,416.5)	9.3
Others	(94.3)	(329.0)	(71.3)	(271.5)	(65.3)	(423.3)	(529.5)	(20.0)
Cost of goods sold	(403.9)	(424.0)	(4.7)	(426.3)	(5.3)	(827.9)	(901.3)	(8.1)
Selling expenses	(1,625.3)	(1,573.6)	3.3	(1,547.4)	5.0	(3,198.9)	(2,973.5)	7.6
Provision for bad debt	(158.6)	(181.9)	(12.8)	(132.1)	20.1	(340.5)	(275.6)	23.6
Third-party services	(1,340.7)	(1,264.0)	6.1	(1,278.4)	4.9	(2,604.7)	(2,445.9)	6.5
Others	(126.0)	(127.7)	(1.3)	(137.0)	(8.1)	(253.7)	(252.0)	0.7
General and administrative expenses	(308.6)	(268.0)	15.1	(233.0)	32.4	(576.6)	(452.9)	27.3
Third-party services	(225.6)	(206.9)	9.0	(187.2)	20.5	(432.5)	(355.2)	21.8
Others	(83.0)	(61.1)	35.9	(45.8)	81.1	(144.1)	(97.7)	47.5
Other operating revenue (expenses), net	58.7	183.0	(67.9)	78.3	(25.0)	241.7	62.3	287.8
Investment gains (losses)	-	-	n.a.	(0.8)	n.a.	-	-	n.a.


Operating Costs
-0.9%
-5.8%
2Q11
1Q12
2Q12

Total operating costs, excluding depreciation and amortization expenses, came to R$5,150.6 million in the quarter, 0.9% down in relation to the previous year. This reduction was mainly due to the regulatory impact resulting from the MTR reduction, synergy capturing, reasonable business strategy and non-recurrent effects in the quarter.

> Costs control through the acceleration in the process of synergy capturing, reasonable commercial strategy and non-recurrent events.

Personnel costs decreased 2.0% in 2Q12, when compared to 2Q11, and 23.8% in comparison to the previous quarter, mainly reflecting the restructuring process in 1Q12.

The **cost of services rendered** in 2Q12 dropped by 7.4% in relation to 2Q11, mainly due to the regulatory impact resulting from the MTR reduction beginning last February and to the reversal of the provision (R$244.0 million). Such effects were partially offset by higher rent expenses due to the annual expansion of more than 100% in the number of municipalities with 3G coverage and higher expenses with maintenance in the period.

The **cost of goods sold** in 2Q12 fell by 5.3% and by 4.7% in relation to 2Q11 and 1Q12, respectively. The performance in 2Q12 results from the increase in sales of naked SIM cards', driven by the implementation of the 1800 MHz band as from 4Q11.

Selling expenses remained under control, having climbed by 5.0% even with the 14.5% growth in the customer base in the quarter. These expenses were also impacted by non-recurring costs with the launching of Vivo brand for fixed services beginning in April, in the amount of R$64.0 million. Excluding this effect, the growth would be 0.9%, mainly due to expenditure on call center unification and variable expenses with selling commissions.

The **Provision for Doubtful Accounts (PDA)** totaled R$158.6 million in 2Q12, corresponding to 1.3% of total gross revenues, lower than the 1.5% recorded in 1Q12, however slightly higher than the 1.1% recorded in 2Q11. The reduction in the quarter occurred despite the higher default in various market segments, reinforcing the Company's continuous improvement of the granting of credit and rigid control over recoveries.

General and administrative expenses increased by 32.4% in 2Q12 when compared to the 2Q11 and by 15.1% when compared to the 1Q12. These variations are due, mainly, to incremental expenses related to optimization of the facilities for the integrated structure and higher expenditure with maintenance contracts, adjusted according to inflation in the period.

Sale of non-strategic assets from the mobile business in the amount of R$181.6 million.

Other net operating revenues (expenses) recorded revenues of R$58.7 million in 2Q12, mainly due to the sales of non-strategic assets from the mobile business (+R$181.6 million on 2Q12 and R$95.8 in 2Q11).

EBITDA

EBITDA recorded annual growth of 1.0% with EBITDA Margin of 37.5% in 2Q12.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,092.9 million in 2Q12, increase of 1.0% over 2Q11 and **EBITDA Margin** of 37.5% (+0.4 p.p. y-o-y). Both the annual and quarterly evolutions are affected by non-recurrent events in 2Q12: positively, due to the reversal of the provision (R$244.0 million) and the sale of non-strategic assets from the mobile business (R$181.6 million); and negatively due to integration expenses related to the brand unification (R$64.0 million). Additionally, with the MTR reduction, there was an already estimated impact on the EBITDA of –R$68.4 million.

The EBITDA, in the y-t-d, was impacted by R$426.4 million in 2012 and by R$127.6 million in 2011 due to non-recurrent events and the merger of TVA as of 2Q11.

DEPRECIATION AND AMORTIZATION

DEPRECIATION

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
EBITDA	3,092.9	2,847.3	8.6	3,062.7	1.0	5,940.2	5,902.6	0.6
Depreciation and Amortization	(1,352.4)	(1,318.3)	2.6	(1,329.3)	1.7	(2,670.7)	(2,413.6)	10.6
Depreciation	(942.0)	(846.0)	11.4	(901.2)	4.5	(1,788.0)	(1,751.6)	2.1
Amortization of intangibles (*)	(199.2)	(199.2)	0.0	(196.6)	1.3	(398.4)	(196.6)	102.7
Others amortizations	(211.2)	(273.1)	(22.7)	(231.5)	(8.8)	(484.3)	(465.5)	4.0
EBIT	1,740.5	1,529.0	13.8	1,733.4	0.4	3,269.5	3,489.0	(6.3)

(*) Amortization of intangible assets generated by the incorporation of Vivo into Telefônica as of 2Q11.

Depreciation and amortization grew by 1.7% in the y-o-y comparison, mainly due to an increase in net permanent assets in the quarter.

FINANCIAL RESULT

NET FINANCIAL INCOME

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Net Financial Income	(66.4)	(63.1)	5.3	(33.4)	98.8	(129.5)	(45.3)	185.8
Financial Revenues	283.1	336.4	(15.8)	284.1	(0.4)	619.5	526.4	17.7
Income from Financial Transactions	41.4	76.0	(45.6)	110.5	(62.5)	117.4	220.9	(46.8)
Monetary and exchange variations	162.6	195.9	(17.0)	129.7	25.4	358.5	198.8	80.3
Other financial revenues	79.1	64.4	22.9	43.9	80.0	143.5	106.7	34.5
(-) Pis and Cofins taxes	-	-	n.a.	-	n.a.	-	-	n.a.
Financial Expenses	(349.5)	(399.4)	(12.5)	(317.5)	10.1	(748.9)	(571.7)	31.0
Financial Expenses	(177.3)	(222.0)	(20.2)	(178.5)	(0.7)	(399.3)	(363.5)	9.9
Monetary and exchange variations	(168.2)	(177.4)	(5.2)	(131.6)	27.8	(345.6)	(203.1)	70.1
Other financial expenses	(4.0)	-	n.a.	(7.4)	(46.2)	(4.0)	(5.0)	(20.6)

The **net financial expenses** increased by R$33.0 million in 2Q12 over 2Q11, due to the lower volume of financial applications and its lower remuneration, because of the decrease of interest rates.

NET INCOME

The **Net Income** of R$1,085.5 million in 2Q12 represents a reduction of 5.6% when compared to 2Q11, mainly due to the impact of higher taxes and financial expenses in the period, besides the increase in depreciation, especially due to the growth in net permanent assets in the quarter.


1,149
30
23
33
38
1,086
2Q11
EBITDA
D&A
Financial Result
Taxes
2Q12

CAPEX

CAPEX

R$ million	Consolidated 2Q12	Consolidated 1Q12	Consolidated 2Q11	Consolidated 1H12	Combined 1H11
Network	790.5	903.7	705.0	1,694.1	1,185.4
Technology / Information System	196.9	82.5	164.9	279.3	302.7
Products and Services, Channels, Administrative and others	156.2	178.4	979.6	334.6	1,074.3
Total	1,143.5	1,164.6	1,849.4	2,308.1	2,562.3

Investments focused on the expansion of capacity and quality of the fixed and mobile networks.

Capex of R$1,143.5 million in 2Q12 reaches 13.9% over Net Operating Revenues and is 38.2% lower in comparison to 2Q11. This evolution is mainly due to the signature of the authorization letter for the licenses acquired by Vivo at the auction held by Anatel in December/2010, increasing the comparison basis by R$811.8 million. Excluding this effect, the investment would record a growth of 10.2% over 2Q11 and an increase of 1.3 p.p. in the Capex over Net Operating Revenue ratio. Such evolutions are mainly related to the quality strengthening of the fixed-line network, the investments for increasing network capacity and quality of the mobile network, and expansion of the 3G coverage.

Cash Flow

STATEMENTS OF CASH FLOW

R$ million	2Q12	1Q12	Δ R$ 2Q12 x 1Q12	2Q11	Δ R$ 2Q12 x 2Q11	1H12	1H11	Δ R$ 1H12 x 1H11
Cash generation provided by operating activities	1,906.5	2,133.5	(227.0)	2,270.8	(364.3)	4,040.0	3,920.5	119.6
Cash applied by investing activities	(788.4)	(1,573.0)	784.6	(1,011.7)	223.3	(2,361.4)	(2,359.1)	(2.3)
Cash flow after investing activities	1,118.1	560.5	557.6	1,259.1	(141.0)	1,678.7	1,561.4	117.3
Cash applied by financing activities	(2,189.8)	(323.6)	(1,866.2)	(2,851.8)	662.0	(2,513.4)	(2,598.9)	85.5
Cash flow after financing activities	(1,071.7)	236.9	(1,308.6)	(1,592.7)	521.0	(834.7)	(1,037.5)	202.8
Cash and Equivalents at the beginning	3,177.3	2,940.4	236.9	4,252.7	(1,075.4)	2,940.3	3,697.5	(757.2)
Cash and Equivalents at the end	2,105.6	3,177.3	(1,071.7)	2,660.0	(554.4)	2,105.6	2,660.0	(554.4)

Operating cash generation in the quarter of R$1,906.5 million, +29% y-o-y.

The **operating cash generation** of R$1,906.5 million in 2Q12 was R$364.3 lower in comparison with the 2Q11, due to the payment of liabilities to the regulatory agency in April/2012. **Cash in investment activities** was R$223.3 million higher in the period, while the **cash used in financing activities** increased by R$662.0 million, the latter mainly as a result of lower payments of dividends and interest on own capital. As a consequence, the **cash flow after financing activities** recorded an increase of R$521.0 million in over the same period of the previous year.

In comparison with 1Q12, the **operating cash generation** decreased R$227.0 million and the **cash in investment activities** increased R$784.6 million. Regarding **financing activities**, there was an increase of R$1,866.2 million, due to the payment of dividends and interest on own capital along 2Q12. Thus, the **cash after financing activities** decreased R$1,308.6 million in the period.

INDEBTEDNESS

LOANS AND FINANCING

(R$ million)

June 2012						
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency						
BNDES	UR TJLP	TJLP + 0.00% until 9.7%	Until 2016	736.2	1,953.1	2,689.3
BNDES	R$	4.5% until 5.5%	Until 2020	26.6	156.6	183.2
BNB	R$	10.0%	Until 2016	108.1	278.4	386.5
Debêntures	R$	106% until 112% of CDI	Until 2013	112.5	640.0	752.5
Debêntures	R$	IPCA+0.5% until IPCA+7%	Until 2021	5.8	159.1	164.9
Others			Until 2018	0.4	(1.2)	(0.8)
Foreign currency						
BEI	US$	4.18% and 4.47%	Until 2015	31.2	738.8	770.0
Resolução 4131	US$	4.1%	Until 2013	0.0	313.2	313.2
BNDES	UMBNDES	5.97% a.a.	Until 2019	6.4	214.2	220.6
Mediocrédito	US$	1.75%	Until 2014	6.2	6.0	12.2
Others			Until 2015	0.2	0.0	0.2
Total				1,033.6	4,458.2	5,491.8

SCHEDULE OF LONG-TERM OBLIGATIONS

(R$ million)

June 2012	
Year	Amount
2013	1,400.0
2014	1,132.8
2015	971.5
2016	277.8
After 2017	676.1
Total	4,458.2

NET FINANCIAL DEBT

R$ million	June'12	March'12	June'11
Short-term Debt	1,033.6	1,395.7	1,890.4
Long-term Debt	4,458.2	4,532.3	3,830.8
Total Debt	5,491.8	5,928.0	5,721.2
Cash and cash equivalents	(2,105.6)	(3,177.3)	(2,660.0)
Net derivatives position	(212.1)	(92.8)	152.5
Net debt	3,174.1	2,657.9	3,213.9
Net debt/EBITDA	0.26	0.22	0.27


R$ million
Indebtedness
8.000
6.000
4.000
2.000
0
Jun-11
-4,0%
Jun-12
ST
33%
LT
67%
Jun-11
-1,2%
Jun-12
ST
19%
LT
81%
Total Debt
Net Debt
Net Debt
Total Debt

The Company closed 2Q12 with **gross debt** of R$5,491.8 million, 24.0% of which denominated in foreign currency. The decrease of 4.0% in relation to 2Q11 is related to the settlement of debentures and to the amortizations of financing debt with BNDES and BNB.

The **net debt** totaled R$3,174.1 by the end of 2Q12, representing 0.26 of the EBITDA in the last 12 months. In comparison with 2Q11, the net debt recorded a reduction of 1.2%, mainly explained by generation of cash by the Company. When compared to 1Q12, the net debt increased by 19.4%, due to the payment of dividends in May/12. The foreign exchange exposure of the debt is 100% covered by hedge transactions.

CAPITAL MARKETS

VIVT3 and VIVT4 appreciated by 9.7% and 10.1% in the year, respectively, versus a 12.9% decline in the Ibovespa.

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the tickers VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE under the ticker VIV.

VIVT3 and VIVT4 closed the quarter at R$45.60 and R$49.98, respectively, recording y-o-y increases of 9.7% and 10.1%, versus a 12.9% decline in the Bovespa Index (Ibovespa). The Company's ADRs devaluated by 16.7% in the year, closing the quarter at US$24.74, versus the Dow Jones's 3.8% increase in the period.

Considering accrued dividends declared on the basis of the 2011 profit and the appreciation recorded in the period, VIVT3 and VIVT4 recorded total shareholder returns (TSR) of 18.2% and 18.6%, respectively.

In the year, VIVT3 and VIVT4 daily traded volume averaged R$711.3 thousand and R$46,445.9 thousand, respectively, while daily traded ADR volume averaged US$42,205.3 thousand in the same period.

The table below shows share performance in the year:


Telefônica Brasil's stocks performance
(Base 100 on 06/30/2011)
150
100
50
jun-11
set-11
dez-11
mar-12
jun-12
VIVT4
VIVT3
Dow Jones
Ibovespa
VIV

DIVIDENDS

Dividends declared by Telefônica Brasil based on the corporate net income of 2011 totaled R$4.2 billion, a total of R$3.507065 per ON share and R$3.857772 per PN share, as stated in the table below.

In order to simplify the analysis, we included in the "Appendix" of this report the history of past dividends prior to the merger of Vivo Participações S.A. into Telecomunicações de São Paulo S.A.

TELEFÔNICA BRASIL

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2011)	04/11/2012	04/11/2012	877.5	877.5	ON PN	0.732386 0.805625	0.732386 0.805625	To be defined
Dividends (based on 2011)	04/11/2012	04/11/2012	1,075.6	1,075.6	ON PN	0.897706 0.987477	0.897706 0.987477	05/02/2012
Interest on Own Capital (based on 2011)	12/12/2011	12/29/2011	617.0	524.5	ON PN	0.514966 0.566462	0.437720 0.481492	05/02/2012
Dividends (based on 2011)	09/13/2011	09/30/2011	382.4	382.4	ON PN	0.319059 0.350965	0.319058 0.350964	11/03/2011
Interest on Own Capital (based on 2011)	09/13/2011	09/30/2011	1,250.0	1,062.5	ON PN	1.042948 1.147243	0.886505 0.975156	11/03/2011

ADDITIONAL NOTES

4G Auction.

At June 12 and 13, 2012, Anatel held an auction for sale of national 2.5 GHz frequency bands also attached to the 450 MHz band, in which Vivo was the winning bidder of lot "X", for the amount of R$1.05 billion, which amount will be reflected in the Capex at the time of the execution of the respective license instruments.

The Company will increase its capacity for providing fourth-generation (4G) technology service in the whole domestic territory and will start operating in the 2.5 GHz frequency band, with the important band of 20 + 20MHz. Besides the 2.5 GHz band, the lot won by Vivo includes the 450 MHz band for the rural areas in the interior of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe states, which areas are of key interest to the Company due to their high density and possibility of return maximization.

Therefore, Vivo plays an outstanding role as regards competition because it has tools that provide its customers with superior quality service in terms of coverage and speed.

Corporate Events.

On May 15, 2012, a proposal for **corporate reorganization** was approved at a meeting of the Board of Directors of the Company involving its wholly-owned subsidiaries A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Vivo S.A., Comercial Cabo and TVA Sul, in such manner that, upon completion of the process, economic ativities other than telecommunication services, including Value-Added Services provided by its wholly-owned subsidiaries will be concentrated in Telefônica Data S.A. (which will continue operating) and the other telecommunication services will be unified in the Company, which will, for this purpose and as the final corporate reorganization stage, have the companies merged into it.

Besides rationalizing service rendering, the corporate reorganization seeks to simplify the current organizational structure of the Company, as well as help integrating business and generating synergy.

The referred transaction was submitted to ANATEL on May 15, 2012 and shall be closed only after prior approval by the referred Agency.

On June 06, 2012, the Company exercised its **purchase option** for (i) 71,330,508 outstanding common shares corresponding to 51% of the voting capital of Lemontree Participações S.A.. and (ii) 923,778 outstanding common shares of GTR Participações Ltda., holder of 50.9% of the common shares of TVA Sul Paraná S.A..

As a result, Telefônica Brasil S.A. started holding 100% of the shares in the voting and total capital of Lemontree and of GTR-T and, indirectly, of the cable TV service operators located in São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Redemption of debentures.

At April 13, 2012, the Board of Directors of Telefônica Brasil S.A. approved the earlier redemption of the debentures of the 2nd Series of the 2nd Issue. The redemption occurred on May 02, 2012, with all of the 21,936 debentures having been redeemed in the amount of R$219.4 million, under the following terms and conditions: the debentures were redeemed and cancelled, the redemption was made for the unit face value, added by interest accrued until the payment date, with no premium payment, since the redemption date coincided with the maturity date of the renegotiation. The remaining outstanding debentures were repurchased on April 09 and 10, 2012, totaling R$120.9 million.

Subsequent event.

At July 24, 2012, the Board of Directors of the Company approved a issuance debentures in the amount until R$2.0 billion, with a maximum term of up to 7 years and under a firm placement guarantee. A Relevant fact will be eventually published to Shareholders and the Market in general with the terms and conditions of issue.

Breakdown of the capital stock.

CAPITAL STRUCTURE COMPOSITION

As of June 30, 2012	Common	Preferred	Total
Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	38.63
Capital stock - in thousands of R$ (as of 06/30/12):	37,798,110

Tariff increases.

Fixed-Fixed Tariffs – At December 22, 2011, through Acts 8.401 and 8.933, Anatel ratified a 1.95% tariff increase for the Fixed Switched Telephone Service (STFC), in accordance with the criteria established in the Local and National Long-Distance Concession Contracts, effective as of December 24, 2011.

Fixed-Mobile Tariffs – At February 24, 2012, through Act 486, Anatel approved a 10.78% net reduction in the tariffs for calls between fixed and mobile phones (VC1, VC2 and VC3) in the Basic Plan. At the same date, the absolute amounts of the adjustment to the fixed-mobile tariffs were transferred to the interconnection tariffs (MTR), relating to VC1, VC2 and VC3. The adjustments became effective at February 24, 2012. The new tariffs are valid for the SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company's concession area.

INCOME STATEMENT

R$ million	Consolidated 2Q12	Consolidated 1Q12	Δ%	Consolidated 2Q11	Δ%	Consolidated 1H12	Combined 1H11	Δ%
Gross operating revenues	12,250.3	12,228.2	0.2	12,149.3	0.8	24,478.5	23,981.6	2.1
Gross mobile revenues	7,357.6	6,756.8	8.9	6,404.5	14.9	14,114.4	12,593.4	12.1
Gross fixed revenues	4,892.7	5,471.3	(10.6)	5,744.8	(14.8)	10,364.0	11,388.2	(9.0)
Deductions - taxes and others	(4,006.8)	(3,913.8)	2.4	(3,888.4)	3.0	(7,920.6)	(7,703.2)	2.8
Net Operating Revenues	8,243.5	8,314.3	(0.9)	8,260.9	(0.2)	16,557.8	16,278.4	1.7
Mobile	5,128.2	5,105.5	0.4	4,732.4	8.4	10,233.7	9,403.5	8.8
Fixed	3,115.3	3,208.7	(2.9)	3,528.5	(11.7)	6,324.0	6,874.9	(8.0)
Operating costs	(5,150.6)	(5,467.0)	(5.8)	(5,198.2)	(0.9)	(10,617.6)	(10,375.8)	2.3
Personnel	(544.1)	(713.7)	(23.8)	(555.2)	(2.0)	(1,257.8)	(1,096.3)	14.7
Costs of services rendered	(2,327.4)	(2,670.7)	(12.9)	(2,513.8)	(7.4)	(4,998.1)	(5,014.1)	(0.3)
Interconnection	(991.5)	(1,068.8)	(7.2)	(1,135.2)	(12.7)	(2,060.3)	(2,238.7)	(8.0)
Taxes and contributions	(453.4)	(512.8)	(11.6)	(421.1)	7.7	(966.2)	(829.3)	16.5
Third-party services	(788.2)	(760.2)	3.7	(686.0)	14.9	(1,548.4)	(1,416.5)	9.3
Others	(94.3)	(329.0)	(71.3)	(271.5)	(65.3)	(423.3)	(529.5)	(20.0)
Cost of goods sold	(403.9)	(424.0)	(4.7)	(426.3)	(5.3)	(827.9)	(901.3)	(8.1)
Selling expenses	(1,625.3)	(1,573.6)	3.3	(1,547.4)	5.0	(3,198.9)	(2,973.5)	7.6
Provision for bad debt	(158.6)	(181.9)	(12.8)	(132.1)	20.1	(340.5)	(275.6)	23.6
Third-party services	(1,340.7)	(1,264.0)	6.1	(1,278.4)	4.9	(2,604.7)	(2,445.9)	6.5
Others	(126.0)	(127.7)	(1.3)	(137.0)	(8.1)	(253.7)	(252.0)	0.7
General and administrative expenses	(308.6)	(268.0)	15.1	(233.0)	32.4	(576.6)	(452.9)	27.3
Third-party services	(225.6)	(206.9)	9.0	(187.2)	20.5	(432.5)	(355.2)	21.8
Others	(83.0)	(61.1)	35.9	(45.8)	81.1	(144.1)	(97.7)	47.5
Other operating revenue (expenses), net	58.7	183.0	(67.9)	78.3	(25.0)	241.7	62.3	287.8
Investment gains (losses)	-	-	n.a.	(0.8)	n.a.	-	-	n.a.
EBITDA	3,092.9	2,847.3	8.6	3,062.7	1.0	5,940.2	5,902.6	0.6
Margin %	37.5%	34.2%	3.3 p.p.	37.1%	0.4 p.p.	35.9%	36.3%	(0.4) p.p.
Depreciation and Amortization	(1,352.4)	(1,318.3)	2.6	(1,329.3)	1.7	(2,670.7)	(2,413.6)	10.6
EBIT	1,740.5	1,529.0	13.8	1,733.4	0.4	3,269.5	3,489.0	(6.3)
Net Financial Income	(66.4)	(63.1)	5.3	(33.4)	98.8	(129.5)	(45.3)	185.8
Financial Revenues	283.1	336.4	(15.8)	284.1	(0.4)	619.5	526.4	17.7
Income from Financial Transactions	41.4	76.0	(45.6)	110.5	(62.5)	117.4	220.9	(46.8)
Monetary and exchange variations	162.6	195.9	(17.0)	129.7	25.4	358.5	198.8	80.3
Other financial revenues	79.1	64.4	22.9	43.9	80.0	143.5	106.7	34.5
(-) Pis and Cofins taxes	-	-	n.a.	-	n.a.	-	-	n.a.
Financial Expenses	(349.5)	(399.4)	(12.5)	(317.5)	10.1	(748.9)	(571.7)	31.0
Financial Expenses	(177.3)	(222.0)	(20.2)	(178.5)	(0.7)	(399.3)	(363.5)	9.9
Monetary and exchange variations	(168.2)	(177.4)	(5.2)	(131.6)	27.8	(345.6)	(203.1)	70.1
Other financial expenses	(4.0)	-	n.a.	(7.4)	(46.2)	(4.0)	(5.0)	(20.6)
Taxes	(588.6)	(509.4)	15.5	(550.6)	6.9	(1,098.0)	(1,165.7)	(5.8)
Net income	1,085.5	956.6	13.5	1,149.4	(5.6)	2,042.1	2,277.9	(10.4)

BALANCE SHEET

R$ million	Consolidated June/12	Combined December/11	Δ%
ASSETS	64,456.2	65,490.0	(1.6)
Current assets	11,328.1	11,810.1	(4.1)
Cash and cash equivalents	2,105.6	2,940.3	(28.4)
Net accounts receivable from customers	4,958.3	5,105.9	(2.9)
Supply	487.1	471.7	3.3
Decoverable taxes	2,264.5	2,495.1	(9.2)
Bail of legal proceedings	212.5	116.4	82.6
Derivatives operations	3.6	1.9	89.5
Prepaid expenses	740.3	255.1	190.2
Credit from associated companies	35.0	40.3	(13.2)
Other assets	521.2	383.4	35.9
Non-Current Assets	53,128.1	53,679.9	(1.0)
Long-term assets	6,349.0	6,434.5	(1.3)
Accounts receivable from customers	83.2	84.9	(2.0)
Financial Investments	105.5	99.1	6.5
Decoverable taxes	783.9	1,015.0	(22.8)
Deffered taxes	1,167.0	1,428.9	(18.3)
Bail of legal proceedings	3,752.1	3,400.2	10.3
Derivatives operations	273.4	225.9	21.0
Credit from associated companies	18.4	20.2	(8.9)
Other assets	165.5	160.3	3.2
Investments	23.6	37.8	(37.6)
Net Permanent Assets	17,132.3	17,153.9	(0.1)
Net Intangible	29,623.2	30,053.7	(1.4)
LIABILITIES	64,456.2	65,490.0	(1.6)
Current liabilities	11,396.4	12,740.3	(10.5)
Payroll and related charges	428.7	495.6	(13.5)
Suppliers	5,045.6	6,081.6	(17.0)
Taxes	1,573.7	1,692.0	(7.0)
Loans and financing	915.3	988.4	(7.4)
Debentures	118.3	468.6	(74.8)
Dividends and interest on capital	1,293.5	973.0	32.9
Provisions	444.8	416.3	6.8
Derivatives operations	29.5	51.2	(42.4)
Payables to associated companies	34.4	66.5	(48.3)
Deferred revenues	763.8	761.3	0.3
Other liabilities	748.8	745.8	0.4
Non-Current Liabilities	9,662.4	9,418.9	2.6
Taxes	458.0	433.1	5.7
Deferred taxes	989.3	789.0	25.4
Loans and financing	3,660.5	3,959.1	(7.5)
Debentures	797.7	787.8	1.3
Provisions	3,440.6	3,147.1	9.3
Derivatives operations	35.4	78.4	(54.8)
Payables to associated companies	4.5	5.0	(10.0)
Deferred revenues	222.1	156.3	42.1
Other liabilities	54.3	63.1	(13.9)
Minority interest	-	5.1	n.a.
Shareholders' equity	43,397.4	43,325.7	0.2
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,686.9	2,719.7	(1.2)
Profit Reserve	877.3	877.3	-
Premium for the stake acquisition	(70.4)	(29.9)	135.4
Other comprehensive income	(0.4)	7.5	n.a.
Accumulated profits	2,105.9	-	n.a.
Additional dividends proposed	-	1,953.0	n.a.

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute	
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924
Dec 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.a.	0.10423	0.03994

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.147	0.229	0.342	0.440
Dec 24, 2011	0.14927	0.23139	0.34686	0.45226

INTERCONNECTION TARIFFS
(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile
	TU-RL	TU-RIU	VUM
Jul 24, 2008	0.030	0.11601(*)	0.39603-0.47130
Sep 16, 2009	0.030	0.11573 (*)	
Feb 13, 2010			0.39868-0.47130
Oct 8, 2010	0.028	0.11737 (*)	
Dec 24, 2011	0.028 (**)	0.121 (**)	
Feb 24, 2012	0.02848 (**)	0.12091 (**)	0.34880-0.40887

(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)

Fixed-Mobile		
VC-1	VC-2	VC-3
0.69918-0.78187	1.555	1.770
0.70601-0.78950	1.571	1.787
0.59149-0.70437	1.40121	1.59432

Notes:

a) Effective as of 12/24/11, the maximum Local Service Basic Plan net tariffs, as per Anatel Act no. 8401, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

b) Effective as of 12/24/11, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act no. 8933, dated 12/21/11, were increased by 1.95% for sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

c) Effective as of 02/24/12, the Fixed-to-Mobile tariffs, as per Anatel Act no. 486 of January 24, 2012, were adjusted at -10.78% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III. At the same date, the absolute amounts of the adjustments to fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3, were approved. The adjustments became effective as of February 24, 2012. The new tariffs are valid for SMP (Personal Mobile Service) and SME (Special Mobile Service) throughout the Company's concession area.

Conference Call

In English

Date: July 25th, 2012 (Wednesday)

Time: 11:00 am (Brasília) and 10:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mzvaluemonitor.com/Home/Login/8c1391ca-6b14-4bc3-a140-741b12c81d83

A replay of the conference call can be accessed, after the event, until August 01, 2012, by dialing +1 (412) 317-0088, Code: 10015591#.

Telefônica Brasil – Investor Relations

Gilmar Roberto Camurra
Cristiane Barretto Sales
Carlos Raimar Schoeninger
Luis Carlos Plaster
Maria Tereza Pelicano David

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Telephone: +55 11 7420-1172
E-mail: ir.br@telefonica.com
Information available on the *website*:
http://www.telefonica.com.br/investidores

APPENDIX

TELESP

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/18/2011	03/18/2011	264.8	264.8	ON PN	0.490765 0.539842	0.490765 0.539842	11/03/2011
Dividends (based on 2010)	03/18/2011	03/18/2011	1,429.3	1,429.3	ON PN	2.648987 2.913886	2.648987 2.913886	05/20/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/14/2010	12/30/2010	202.0	171.7	ON PN	0.374376 0.411813	0.318219 0.350041	05/20/2011
Interest on Own Capital (based on 2010)	09/29/2010	09/30/2010	390.0	331.5	ON PN	0.722805 0.795085	0.614384 0.675823	12/13/2010
Dividends (based on 2010)	09/29/2010	09/30/2010	196.4	196.4	ON PN	0.363914 0.400305	0.363914 0.400305	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	451.6	451.6	ON PN	0.837055 0.920760	0.837055 0.920760	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	800.0	800.0	ON PN	1.482677 1.630944	1.482677 1.630944	04/26/2010

VIVO

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	11/03/2011
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	06/02/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	11/03/2011
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	06/02/2011
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	10/25/2010
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	04/19/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	10/25/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	04/19/2010